SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                         MARINE DRILLING COMPANIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    568240204
                                 (CUSIP Number)



                                Martin H. Neidell
                            Stroock & Stroock & Lavan
  7 HANOVER SQUARE, NEW YORK, NEW YORK  10004         212-806-5836
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 10, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


     Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of _____ Pages

                                  SCHEDULE 13D

CUSIP No.  568240204                    Page   2    of      Pages
- -----------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | Warburg, Pincus Capital Company, L.P.
- ------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* |
| 2 |                                                        (a) |   |
|   |                                                        (b)| X |
|   |
- ------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
- ------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | Not Applicable
|   |
- ------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)                       |   |
|   |
|   |
|   |
|   |
- ------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   | Delaware
|   |
- -------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER
|    SHARES     --------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER   4,141,119
|   OWNED BY    --------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER
|  REPORTING    --------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER   4,141,119
|     WITH      |       |
- -------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |     4,141,119
- -----------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                     |   |
|   |
|   |
- -------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |      9.44%
- ------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |  PN
|   |
- ------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ------------------------------           -------------------------------
|CUSIP No.  568240204        |           | Page   3    of        Pages |
- ------------------------------           -------------------------------

- ------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | E. M. Warburg, Pincus & Co., Inc.
- ------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                            (a)|   |
|   |
|   |
|   |                                                           (b)| X  |
|   |
- ------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
- ------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | Not Applicable
|   |
- ------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)                                                 |   |
|   |
|   |
|   |
|   |
- -------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   | Delaware
|   |
- -------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER
|    SHARES     ---------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER    4,141,119
|   OWNED BY    --------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER
|  REPORTING    --------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER   4,141,119
|     WITH      |       |
- -------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |     4,141,119
- ------------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                    |   |
|   |
|   |
- ------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |       9.44%
- ------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |  CO
|   |
- ------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ------------------------------           -------------------------------
|CUSIP No.  568240204        |           | Page   4    of        Pages |
- ------------------------------           -------------------------------

- ------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | Warburg, Pincus Ventures, Inc.
- -------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                                (a)|   |
|   |
|   |                                                                (b)| X |
|   |
- -------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
- ------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | Not Applicable
|   |
- ---------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)                                         |     |
|   |
|   |
|   |
|   |
- ------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   | Delaware
|   |
- ------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER
|    SHARES     ----------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER    4,141,119
|   OWNED BY    ----------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER
|  REPORTING    ----------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER   4,141,119
|     WITH      |       |
- -----------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |     4,141,119
- -----------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                 |     |
|   |
|   |
- -----------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |       9.44%
- -------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |  CO
|   |
- ------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ------------------------------           -------------------------------
|CUSIP No.  568240204        |           | Page   5    of        Pages |
- ------------------------------           -------------------------------

- ------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | Warburg, Pincus & Co.
- -------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                                 (a)|   |
|   |
|   |                                                                 (b)| X |
|   |
- -------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
- -------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | Not Applicable
|   |
- ------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)                                                |   |
|   |
|   |
|   |
|   |
- ------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   | New York
|   |
- ------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER
|    SHARES     ---------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER    4,141,119
|   OWNED BY    --------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER
|  REPORTING    --------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER    4,141,119
|     WITH      |       |
- ------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |     4,141,119
- -------------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                    |   |
|   |
|   |
- ------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |      9.44%
- ------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |  PN
|   |
- ------------------------------------------------------------------------------

     This Amendment No. 8 amends the Schedule 13D dated November 6, 1990 (the "Original Schedule 13D") as amended by Amendment No. 1 dated August 17, 1990, Amendment No. 2 dated July 15, 1992, Amendment No. 3 dated April 9, 1992, Amendment No. 4 dated December 29, 1992, Amendment No. 5 dated June 29, 1993, Amendment No. 6 dated March 26, 1996 and Amendment No.. 7 dated April 9, 1996 filed by Warburg, Pincus Capital Company, L.P. ("WPCC") and certain of its affiliated entities (the "Reporting Entities") relating to the common stock, par value $.01 per share (the "Common Stock"), of Marine Drilling Companies, Inc. (formerly Marine Holding Company), whose principal executive offices are located at One Sugar Creek Center Boulevard, Suite 600, Sugar Land, Texas 77478 (the "Company"). Terms defined in the Original Schedule 13D, as amended, shall have the same meaning when used herein. This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to include the following paragraphs:
On April 10, 1996, WPCC sold in open market transactions an aggregate of 1,100,000 shares of Common Stock as follows:

          Number of Shares                            Price Per Share

                 950,000                                   $8.3092
                 150,000                                    8.417

         As the result of the transactions described above, WPCC now owns an aggregate of 4,141,119 shares of Common Stock, which shares constitute approximately 9.44% of the outstanding shares of Common Stock of the Company. The power to vote and dispose of all such shares is exercised on behalf of WPCC by WP in its capacity as the sole general partner of WPCC.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WARBURG, PINCUS CAPITAL COMPANY, L.P.

                                                By:  WARBURG, PINCUS & CO.,
                                                      General Partner


                                                By:/S/ STEPHEN DISTLER
                                                  Stephen Distler, Partner


                                              E. M. WARBURG, PINCUS & CO., INC.


                                             By:/S/ STEPHEN DISTLER
                                             Stephen Distler, Managing Director



                                              WARBURG, PINCUS VENTURES, INC.


                                              By:/S/ STEPHEN DISTLER
                                             Stephen Distler, Managing Director


                                             WARBURG, PINCUS & CO.


                                                  By:/S/ STEPHEN DISTLER
                                                  Stephen Distler, Partner

Dated:  April 11, 1996